9800 Fredericksburg Road

San Antonio, Texas 78288

November 23, 2016

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 131 to the Registration
Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572;
811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on November 14, 2016, concerning Post-Effective Amendment No. 131 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on September 28, 2016, on behalf of the USAA Money Market Fund, USAA First Start Growth Fund, USAA Income Fund, USAA Income Stock Fund, USAA High Income Fund, USAA Intermediate-Term Bond Fund, and USAA Short-Term Bond Fund, series of the Trust (the Funds), and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1. Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please apply comments on one section of the Post-Effective Amendment to other sections where applicable. Please file in advance of the effective date of the Post-Effective Amendment to allow time for review.

As a reminder, the Staff notes that the Trust is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment, that comments by the Staff or changes to disclosure in response to Staff comments in the Post-Effective Amendment reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust will include sample revised disclosure and will apply comments on one section of the Post-Effective Amendment to other sections where applicable.

Money Market Fund Prospectus

2. Comment: According to the cover letter accompanying the Post-Effective Amendment, one of the purposes of the filing is to update the Money Market Fund's Prospectus to reflect the 2014 money market fund reforms. The compliance date for these reforms was October 14, 2016; however, the Post-Effective Amendment does not become effective until December 1, 2016. Please describe how you are providing disclosure to investors between October 14, 2016 and December 1, 2016.

Response: The Trust filed Supplements dated September 30, 2016, to the Money Market Fund Prospectus and Statement of Additional Information to inform shareholders of changes made in response to the 2014 money market fund reforms.

3. Comment: In the last six months, the Staff has provided comments to the Trust on three other money market fund filings including comments specific to the 2014 money market fund reforms; please confirm you have considered those comments as appropriate in drafting the Fund's disclosure.

Response: The Trust confirms that all applicable comments to recent prior filings were considered when drafting the Fund's disclosure.

4. Comment: Please describe in your response the primary drivers behind the expense restatement in the Fund's fee table.

Response: Expenses were restated to reflect a change to the Fund's transfer agency fees, which were changed effective June 1, 2016.

5. Comment: The Staff notes the discussion of liquidity protected preferred shares (LPP Shares) under "Structural Risk" on page 10 of the Prospectus. Please further describe the types of LPP

Shares that the Fund will invest in and how they meet the quality and maturity requirements for investment by money market funds.

Response: The Fund does not currently intend to invest in LPP Shares; and therefore, the disclosure has been removed.

6. Comment: Within the Fund's Financial Highlights, the Staff notes the statement that certain financial information, such as total return, could differ from the iMoneyNet reported return. Please explain why this information could be different. Please also describe what information is provided to iMoneyNet, if any, and what adjustments are made to this data that could cause it to vary from the Fund's audited financial information.

Response: The returns in the Financial Highlights could differ from the iMoneyNet reported return if during the reporting period the Fund makes net asset value or net income adjustments for transactions that need to be reflected on an accrual basis for Generally Accepted Accounting Principles purposes. The iMoneyNet return does not reflect financial statement adjustments made during the reporting period.

First Start Growth Fund Prospectus

7. Comment: The Staff notes that the Fund's Total Annual Operating Expenses, as described in the fee table, have been reduced by 0.39% as a result of a manager reimbursement. Instruction 3(d)(i) and (e) to Item 3 of Form N-1A require you to include the operating expense amounts that would have been accrued after expenses incurred unless there is an arrangement in place that will last at least one year from the effective date of the Prospectus. Please revise the fee table to comply with the requirements of Form N-1A, including these Instructions. In addition, please clarify whether the reference to the expense limitation agreement in the expense Example is appropriate.

Response: The Trust has added the following footnote to the fee table, to clarify that the manager reimbursement may not be changed or terminated for at least one year from the effective date of the Prospectus :

The Investment Adviser has agreed, through November 30, 2017, to make payments or waive management, administration, and other fees to limit the expenses of the Fund so that the total annual operating expenses (exclusive of commission recapture, expense offset arrangements, acquired fund fees and expenses, and extraordinary expenses) do not exceed an annual rate of 1.38% of the Fund's average daily net assets. This reimbursement arrangement may not be changed or terminated during this time period without approval of the Fund's Board of Trustees and may be changed or terminated by the Investment Adviser at any time after November 30, 2017.

8. Comment: The Staff notes that the Fund's discussion of "Principal Risks" includes references to investments in futures, options, and other types of derivatives. If investment in derivatives is part of the Fund's principal investment strategy, please provide appropriate and enhanced strategy disclosure about the types of derivatives the Fund invests in and how they are used.

Response: The Trust respectfully declines to revise the Fund's Principal Investment Strategy, as the disclosure already provides that "The Fund's investments also may include"�derivatives, including futures and options. Derivatives may be utilized by the Fund to reduce its volatility over time, to enhance returns, and to provide diversification."

9. Comment: On page 10, under the heading "How are the decisions to buy and sell equity securities made," the Staff notes your statement that you "employ a fundamental bottom-up approach to identify companies, either through ETFs or directly, that generally meet the following criteria: trade at attractive valuations, exhibit positive momentum, and/or have strong and stable profitability." This disclosure is too generic to inform investors about your process. (For example: How do you model valuation and determine that a company is valued attractively? Is current valuation compared to historical valuation, or to market competitors?) Please revise to provide additional disclosure.

Response: The Trust has made the requested change. The revised disclosure is provided below.

We employ a fundamental, bottom-up research approach to identify companies for investment, either directly or through ETFs. The approach incorporates both growth and value styles of investing. Our team of research analysts seeks stocks that, in our opinion, offer the most favorable combination of company fundamentals, profitability, free cash flow growth, and valuation. We consider a stock's valuation relative to its peers and /or its own historical norm. We use various valuation metrics that we deem appropriate, including price-to-earnings ratio, price-to-cash flow ratio, price-to-book value ratio, discounted cash flow models, and sum of the parts valuation. While industry and sector allocations are primarily the result of our focus on bottom-up stock selection, we do consider macroeconomic developments and business cycles in the portfolio construction process, along with each stock's contribution to risk in the overall portfolio. We may sell or reduce a stock position for a variety of reasons, including the stock hitting our price target, concern that our investment thesis on the stock will not occur, we identify a stock that we believe has a more favorable risk/reward profile, and for risk management purposes.

10. Comment: The Staff notes the reference to "alternative investments' in the Fund's Investment Strategy, under the heading "What are the key characteristics of "alternative investments?" Please describe what alternative investments the Fund may invest in, and if such investments are a principal investment strategy, please revise the Fund's disclosures appropriately.

Response: The Trust has revised the disclosure under the heading "What are the key characteristics of "alternative investments?" to clarify that the Fund considers real estate securities, commodities, and natural resources investments to be "alternative investments." These investments are further discussed elsewhere in the Fund's Investment Strategy, and are not a principal investment strategy of the Fund. The revised disclosure is provided below.

Alternative investments (such as real estate securities, commodities, and natural resources investments) are expected to have relatively low correlation to traditional asset classes, such as real estate securities, commodities, and natural resources, like stocks and bonds. While alternative investments can be very volatile on a stand-alone basis, when combined with traditional asset classes their low correlation generally can provide risk-reducing diversification to the Fund during periods of market disruption. While alternative investments have demonstrated low correlation to traditional asset classes historically, there are no assurances they will provide the expected diversification benefits in each market crisis going forward.

11. Comment: Please state whether the adviser or an affiliate reserves the right to recoup any fee amounts waived. If the adviser is able to recoup fees, please provide appropriate disclosure of the terms.

Response: Neither the adviser nor any of its affiliates reserves the right to recoup any fee amounts waived.

Income Fund Prospectus

12. Comment: The Fund's fee table currently indicates that Total Annual Operating Expenses after reimbursement for four share classes is "none." Please revise.

Response: The Trust has made the requested change. The revised disclosure is provided below.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Fund	Inst.	Adviser	R6
	Shares	Shares	Shares	Shares

Management Fee (fluctuates based on the
Fund's performance relative to a securities
market index)	0.21%	0.21%	0.22%	0.24%
Distribution and/or Service (12b-1) Fees	None	None	0.25%	None

Other Expenses	0.30%	0.23%	0.30%	0.19%

Total Annual Operating Expenses	0.51%	0.44%	0.77%	0.43% (a)

Reimbursement from Adviser	N/A	N/A	N/A	(0.04%)

Total Annual Operating Expenses after
Reimbursement	0.51%	0.44%	0.77%	0.39%

(a) The Investment Adviser has agreed, through November 30, 2017, to make payments or waive management, administration, and other fees to limit the expenses of the R6 Shares so that the total annual operating expenses (excluding commission recapture, expense offset arrangements, acquired fund fees and expenses, and extraordinary expenses) do not exceed an annual rate of 0.39% of the R6

Shares' average daily net assets. This reimbursement arrangement may not be changed or terminated during this time period without approval of the Fund's Board of Trustees and may be changed or terminated by the Investment Adviser at any time after November 30, 2017.

13. Comment: The Staff notes the inclusion of "Derivatives Risk" on page 12 of the Prospectus. If investment in derivatives is part of the Fund's investment strategy, please provide appropriate strategy disclosure.

Response: The Trust has made the requested change. The revised disclosure is provided below:

What types of securities may be included in the Fund's portfolio?

The securities in which the Fund invests may include, but are not limited to, obligations of U.S., state, and local governments, their agencies and instrumentalities; mortgage- and asset-backed securities; corporate debt securities; repurchase agreements; and to a lesser degree income-producing common stocks; preferred securities; and other securities believed to have debt-like characteristics, including synthetic securities. While these securities are primarily U.S. dollar-denominated debt securities, the Fund may invest up to 20% in foreign securities, including non-dollar-denominated securities and emerging markets securities. The Fund also may use derivatives, such as futures, options, and swaps, to increase or decrease its exposure to changing security prices or other factors that affect security values, in an effort to enhance income, to protect the value of portfolio securities, or to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the market.

Certain bond and money market instruments, such as collateralized mortgage obligations (CMOs), commercial mortgage-backed securities (CMBSs), interest-only CMBS securities (CMBS IOs), periodic auction reset bonds, loan interests and direct debt instruments, Eurodollar and Yankee obligations, and synthetic securities are subject to special risks that are described in the Statement of Additional Information (SAI).

Income Stock Fund Prospectus

14. Comment: Please revise the Fund's 80% policy, as described in the "Principal Investment Strategy" and "More Information on the Fund's Investment Strategy" sections of the Prospectus, to include "net borrowings for investment purposes" as provided in Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: The Trust respectfully declines to make the requested change, as the term "assets" in Rule 35d-1 is defined as "net assets, plus the amount of any borrowings for investment purposes." The Trust confirms that it complies with the definition of "assets" in Rule 35d-1 for purposes of implementing the Fund's policy to invest at least 80% of its assets in common stocks.

15. Comment: Please fill in the missing information in the Average Annual Total Returns table on page 5.

Response: The Trust has made the requested change. The revised disclosure is provided below.

AVERAGE ANNUAL TOTAL RETURNS

For Periods Ended December 31, 2015

Past	Past	Past	Since	Inception
1 Year	5 Years	10 Years	Inception	Date

Fund Shares

Return Before Taxes

Return After Taxes on Distributions

-3.26%	10.64%	4.93%
-4.60%	9.77%	4.10%
Return After Taxes on

Distributions and Sale of Fund
Shares	-0.75%	8.46%	3.90%
Institutional Shares

Return Before Taxes	-3.22%	10.76%	–	7.19%	8/1/2008
Indexes

Russell 1000 ® Value Index

(reflects no deduction for fees,
expenses, or taxes)	-3.83%	11.27%	6.16%	7.67%	8/1/2008*
Lipper Equity Income Funds
Index (reflects no deduction for
taxes)	-2.96%	10.04%	6.02%	7.33%	8/1/2008*

* The performance of the Russell 1000 Value Index and the Lipper Equity Income Funds Index is calculated from the end of the month, July 31, 2008, while the inception date of the Institutional Shares is August 1, 2008. There may be a slight variation in performance because of the difference.

16. Comment: The Staff notes that there appears to be a word or words missing from the first sentence under the heading "Multiple Class Information" on page 30 of the Prospectus. Please revise.

Response: The Trust has made the requested change. The revised disclosure is provided below.

The Fund is comprised of multiple classes of shares.

Intermediate-Term Bond Fund Prospectus

17. Comment: Please correct the formatting errors in the Fund's fee table.

Response: The Trust has made the requested change. The revised disclosure is provided below.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Fund	Inst.	Adviser	R6
	Shares	Shares	Shares	Shares

Management Fee (fluctuates based on the
Fund's performance relative to a securities
market index)	0.30%	0.31%	0.29%	0.30%
Distribution and/or Service (12b-1) Fees	None	None	0.25%	None

Other Expenses	0.32%	0.23%	0.32%	0.21%

Total Annual Operating Expenses	0.62%	0.54%	0.86%	0.51% (a)

Reimbursement from Adviser	N/A	N/A	N/A	(0.12%)

Total Annual Operating Expenses after
Reimbursement	0.62%	0.54%	0.86%	0.39%

(a) The Investment Adviser has agreed, through November 30, 2017, to make payments or waive management, administration, and other fees to limit the expenses of the R6 Shares so that the total annual operating expenses (excluding commission recapture, expense offset arrangements, acquired fund fees and expenses, and extraordinary expenses) do not exceed an annual rate of 0.39% of the R6

Shares' average daily net assets. This reimbursement arrangement may not be changed or terminated during this time period without approval of the Fund's Board of Trustees and may be changed or terminated by the Investment Adviser at any time after November 30, 2017.

18. Comment: The Staff notes that the Fund has a policy to invest "at least 80% of its assets in a broad range of debt securities that have a dollar-weighted average portfolio maturity between three and 10 years." As the Fund's name references "bond" specifically, please explain why you believe your 80% policy is appropriate. Please also clarify what is included in the term "debt securities." Alternatively, please revise your 80% policy to reference "bonds."

Response: The Trust believes that the term "bond" is generally accepted to mean debt securities more generally; and therefore, the term is consistent with the policy and purpose of Rule 35d-1. The Trust has added disclosure to the Fund's Principal Investment Strategy to clarify what the Fund considers to be a "debt security." The revised disclosure is provided below.

The Fund normally invests at least 80% of its assets in a broad range of debt securities that have a dollar-weighted average portfolio maturity between three to 10 years. The debt securities in which the Fund may invest include, among others, obligations of U.S., state, and local governments, their agencies and instrumentalities; mortgage- and asset-backed securities; corporate debt securities; repurchase agreements; and other securities believed to have debt- like characteristics. The Fund will invest primarily in investment-grade securities, but also may invest up to 10% of its net assets in below-investment-grade securities which are sometimes referred to as high-yield or "junk" bonds The Fund's 80% policy may be changed upon at least 60 days' written notice to shareholders.

19. Comment: In the "More Information on the Fund's Investment Strategy" section on page 9, under the header "What types of debt securities may be included in the Fund's portfolio?" please clarify what is meant by "other securities believed to have debt-like characteristics." In addition, please clarify whether these "other securities" are included as "debt securities" when measuring compliance with the Fund's policy to invest "at least 80% of its assets in a broad range of debt securities that have a dollar-weighted average portfolio maturity between three and 10 years."

Response: "Other securities believed to have debt-like characteristics" that may be held by the Fund could include commercial paper, bank notes and bankers' acceptances, loans, equity-linked notes, mortgage pass-through securities, and variable rate demand notes. These securities are included for purposes of measuring the Fund's compliance with its policy to invest "at least 80% of its assets in a broad range of debt securities that have a dollar-weighted average portfolio maturity between three and 10 years."

20. Comment: The Staff notes the inclusion of "Derivatives Risk" on page 13 of the Prospectus. If investment in derivatives is part of the Fund's investment strategy, please provide appropriate strategy disclosure.

Response: The Trust has made the requested change. The revised disclosure is provided below:

What types of debt securities may be included in the Fund's portfolio?

The Fund will invest primarily in U.S. dollar-denominated debt securities that may include, but are not limited to, obligations of U.S., state, and local governments, their agencies and instrumentalities; mortgage- and asset-backed securities; corporate debt securities; repurchase agreements; and other securities believed to have debt-like characteristics, including synthetic securities. While these securities are primarily U.S. dollar-denominated debt securities, the Fund may invest up to 20% in foreign debt securities, including non-dollar-denominated securities and emerging markets securities. The Fund may also use derivatives, such as futures, options, and swaps, to increase or decrease its exposure to changing security prices or other factors that affect security values, in an effort to enhance income, to protect the value of portfolio securities, or to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the market.

Certain bond and money market instruments, such as collateralized mortgage obligations (CMOs), commercial mortgage-backed securities (CMBSs), interest-only CMBS securities (CMBS IOs), periodic auction reset bonds, loan interests and direct debt instruments, eurodollar and Yankee obligations, and synthetic securities are subject to special risks that are described in the Statement of Additional Information (SAI).

21. Comment: Please confirm the continued accuracy of the statement on page 18 that "to date the Fund has not purchased"�subprime mortgages." In addition, to the extent material, please disclose the types of asset classes underlying the asset-backed securities and mortgage-backed securities that the Fund principally invests in, and how the risks may differ based on the types of underlying assets.

Response: The Trust confirms that to date, the Fund has not purchased subprime mortgages. Nevertheless, the Trust has determined to remove the statement from the disclosure. The Trust has revised the "Mortgage-Backed Securities Risk" disclosure to address the Staff's comments. The revised disclosure is provided below.

Asset-Backed and Mortgage-Backed Securities Risk: Asset-backed securities represent interests in pools of mortgages, loans, receivables, or other assets. Mortgage-backed securities are a type of asset-backed security that represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Payment of interest and repayment of principal may be largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds, or other credit enhancements.

Asset-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. The Fund may receive unscheduled prepayments of principal before the security's maturity date due to voluntary prepayments, refinancings, or foreclosures on the underlying mortgage loans. To the Fund this means a loss of anticipated interest and a portion of its principal investment represented by any premium the Fund may have paid. Generally, rising interest rates tend to extend the duration of fixed rate mortgage-backed securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if a Fund holds mortgage-backed securities, it may exhibit additional volatility. This is known as extension risk. In addition, adjustable and fixed rate mortgage-backed securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of a Fund because the Fund may have to reinvest that money at the lower prevailing interest rates. A Fund's investments in other asset- backed securities are subject to risks similar to those associated with mortgage-backed securities, as well as additional risks associated with the nature of the assets and the servicing of those assets. Asset-backed securities may not have the benefit of a security interest in collateral comparable to that of mortgage assets, resulting in additional credit risk. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed. Asset-backed securities may also be subject to increased volatility and may become illiquid and more difficult to value even when there is no default or threat of default due to market conditions impacting asset-backed securities more generally.

Asset-backed security values also may be affected by other factors including changes in interest rates, the availability of information concerning the pool and its structure, the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables, or the entities providing the credit enhancement.

If the Fund purchases asset-backed or mortgage-backed securities that are "subordinated" to other interests in the same pool of assets, the Fund as a holder of those securities may only receive payments after the pool's obligations to other investors have been satisfied. For example, an unexpectedly high rate of defaults on the mortgages held by a mortgage pool may limit substantially the pool's ability to make payments of principal or interest to the Fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless. Certain mortgage-backed securities may include securities backed by pools of mortgage loans made to "subprime" borrowers or borrowers with blemished credit histories; the risk of defaults is generally higher in the case of mortgage pools that include such subprime mortgages. Moreover, instability in the markets for mortgage- backed and asset-backed securities, as well as the perceived financial strength of the issuer and specific restrictions on resale of the securities, may affect the liquidity of such securities, which means that it may be difficult (or impossible) to sell such securities at an advantageous time and price. As a result, the value of such securities may decrease and the Fund may have to hold these securities longer than it would like, forgo other investment opportunities, or incur greater losses on the sale of such securities than under more stable market conditions. Furthermore, instability and illiquidity in the market for lower-rated mortgage-backed and asset-backed securities may affect the overall market for such securities, thereby impacting the liquidity and value of higher-rated securities. This lack of liquidity may affect the Fund's NAV and total return adversely during the time the Fund holds these securities.

Statement of Additional Information

22. Comment: In the "Redemption Fees" section on page 7, the Staff notes you include disclosure indicating that certain funds may, but currently do not, impose redemption fees of 1%, if a shareholder redeems Adviser Shares within 60 days of purchase. Please advise where and how this has been disclosed to investors, including where it is discussed in the applicable prospectuses. Explain how you will notify shareholders if you do impose these fees and explain your plans for treating existing shareholders fairly and equally in the event you determine to impose these fees. For example, will pre-existing shareholders be subject to these fees, and if so, under what circumstances?

Response: The Trust has revised the disclosure to remove references to a redemption fee for all Funds except the High Income Fund. The Trust does not intend to impose a redemption fee on any other Funds; and if this changes, the Trust will revise the disclosure accordingly. The revised disclosure is provided below.

The High Income Fund Shares, Institutional Shares , and Adviser Shares each have a 1% redemption fee that may apply if a shareholder redeems Fund Shares, Institutional Shares, or Adviser Shares within 180 days of purchase by selling or by exchanging to another fund. The fee is withheld from redemption proceeds and retained by the Fund.

Fund Shares, Institutional Shares, or Adviser Shares held for 180 days or more are not subject to the 1% fee. The redemption fee may not be applied to certain redemptions related to hardship, including but not limited to death, disability, or divorce and mandatory actions, including but not limited to, systematic withdrawals, small balance account maintenance fees, distributions disbursements and reimbursements and certain types of individual retirement account (IRA) account transactions, including redemptions pursuant to systematic withdrawal programs, or to purchases and redemptions in defined contribution plans and in certain other uniform circumstances or in situations related to administrative difficulty. The Fund reserves the right to modify or eliminate the redemption fee at any time subject to securities laws.

23. Comment: On page 8, please revise the final sentence in the first paragraph to insert the phrase "subject to the securities laws" after the phrase "End Fund reserves the right to modify or eliminate the redemption fee at any time."

Response: The Trust has made requested change.

24. Comment: Investment Restriction Number (2) states that "[Each Fund:] except for any Fund that is concentrated in an industry or group of industries within the meaning of the 1940 Act, may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry." This language is circular and does not inform investors whether a particular Fund may concentrate or not. Please clarify as appropriate.

Response: The wording of Investment Restriction Number (2) is intended to apply the restriction to all USAA funds in the applicable SAI, except for those that, in accordance with their respective investment strategies, concentrate in a particular industry or group of industries. This restriction is fundamental and any change to it would require approval by shareholders; therefore, the Trust respectfully declines to make any changes to the investment restriction at this time. The Trust also notes that the Staff reviewed this restriction in 2006, and the Funds have used this restriction since that time.

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

Daniel Mavico

Assistant Secretary

USAA Mutual Funds Trust